Exhibit 99.1

Medigus: ScoutCam Signs a Joint Development Agreement to Equip

Aerial Platforms of a Top Global Defense and Aviation

Manufacturer with In-Flight Monitoring Solutions

Tel Aviv, Israel, June 28, 2022 (GLOBE NEWSWIRE) -- Medigus Ltd. (Nasdaq: MDGS) (“Medigus”), a technology company engaged in advanced medical solutions, innovative internet technologies and electric vehicle (“EV”) and charging solutions, announced today that ScoutCam Inc. (OTCQB: SCTC) (“ScoutCam”, owned 27% by Medigus), a leading provider of visualization and AI based solutions to the Condition Based Monitoring (CBM) and the Predictive Maintenance (PdM) markets, announced today a Joint Development Agreement (JDA) with a global leading defense and aviation company.

According to the JDA, the defense and aviation company will utilize ScoutCam’s proprietary visualization technology for in-flight monitoring of various components of its fleet of aerial vehicles, as well as serve as a replacement for manual pre-and post-flight visualization inspections of the aerial platforms.

The multi-year partnership established by the JDA combines various technical aspects of the relationship between ScoutCam and the customer and ensures future supply of ScoutCam’s monitoring solutions to the aerial vehicles.

About ScoutCam

ScoutCam is pioneering the Predictive Maintenance and Condition Based Monitoring markets with its visualization and AI platform. Spearheading the use of its visualization and AI platform in Industry 4.0 markets such as aviation, energy, mobility and transportation, ScoutCam’s camera-as-a-sensor™ technology, accompanied by specially trained AI models, is being deployed in hard to reach locations and harsh environments, across a variety of Predictive Maintenance and Condition Based Monitoring use cases. ScoutCam’s platform allows maintenance and operations teams visibility into areas which are inaccessible under normal operation, or where the operating environment is not suitable for continuous real-time monitoring.

About Medigus

Based in Israel, Medigus Ltd. (Nasdaq: MDGS) is a technologies company that is focused on innovative growth partnerships, mainly in advanced medical solutions, digital commerce, and electric vehicle markets. Medigus’ affiliations in the medical solutions arena consist of ownership in ScoutCam Inc. (OTCQB: SCTC) and Polyrizon Ltd. The Company’s affiliates in digital commerce include Gix Internet Ltd. (TASE: GIX), Jeffs’ Brands and Eventer Technologies Ltd. In the electric vehicle market, Charging Robotics, Ltd. and Revoltz are also part of the Company’s portfolio of technology solution providers. Medigus is traded on the Nasdaq Capital Market. To learn more about Medigus’ advanced technologies, please visit http://www.medigus.com/investor-relations.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Medigus’ current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Medigus could differ materially from those described in or implied by the statements in this press release. For example, Medigus uses forward looking statements when describing that according to the JDA, the defense and aviation company will utilize ScoutCam’s proprietary visualization technology and serve as a replacement for manual pre-and post-flight visualization inspections of the aerial platforms.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed in any filings with the SEC. Except as otherwise required by law, Medigus undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Medigus is not responsible for the contents of third-party websites.

Investor Relations Contact:

Dave Gentry

RedChip Companies Inc.

1-800-RED-CHIP (733-2447)

Or 407-491-4498

MDGS@redchip.com